UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)
SeraCare Life Sciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81747Q100
(CUSIP Number)

May 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the
 Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.      81747Q100     13G    Page  2 of  3   Pages

1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Pecks Management Partners Ltd.                    11-3015963

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)
Not applicable

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
New York

5
SOLE VOTING POWER
1,142,438

6
SHARED VOTING POWER
Not applicable

7
SOLE DISPOSITIVE POWER
1,142,038

8
SHARED DISPOSITIVE POWER
Not applicable

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,142,038

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
[  ]
Not applicable

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.5%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA



									PAGE 3 OF 3
PECKS MANAGEMENT PARTNERS LTD.



Item 1a.	SeraCare Life Sciences, Inc.
Item 1b	1935 Avenida Del Oro
	       Suite F
	       Oceanside, CA 92056

Item 2a	Pecks Management Partners Ltd.
Item 2b	One Rockefeller Plaza, Suite 1730
       	New York, NY  10020

Item 2c	New York

Item 2d	Common Stock

Item 2e	CUSIP: 81747Q100

Item 3e	Investment Adviser Registered under Section 203 of the
		Investment Advisers Act of 1940

Item 4	a	1,142,038
		b	8.5%
		ci	1,142,038
		 ii	Not Applicable
		 iii	1,142,038
		 iv	Not Applicable

Item 5	Not applicable

Items 6		The Common Stock as to which this Schedule relates
 are owned by four (4) investment advisory clients of Pecks, which clients would received dividends and the proceeds from the sale of such shares. One such client, Delaware State Employees Retirement Fund, is known to have such interest with respect to more than 5% of the class.

Item 7-9	Not applicable

Item 10	By signing below I certify that, to the best of my
		knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

							June 1, 2005

							______________________________
							Robert J. Cresci
							Principal